Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 18, 2020

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
Mr. Jason Fox
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: Trust for Advised Portfolios (the “Trust”)
    Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Ziegler FAMCO Hedged Equity Fund

Dear Mr. Bartz and Mr. Fox:

This correspondence responds to disclosure and accounting comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Registration Statement on Form N-14 filed on October 22, 2020 (the “N-14”) with respect to the reorganization (the “Reorganization”) of the USCA Premium Buy-Write Fund (the “Target Fund”), a series of USCA Fund Trust, into the Ziegler FAMCO Hedged Equity Fund (the “Acquiring Fund”), a series of the Trust.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

Disclosure Comments

Comment 1: In the sections of the N-14 prospectus titled “Effect of the Reorganization” and “Summary Comparison of the Fund’s - Fees and Expenses,” please include the date through which the Acquiring Fund’s expense limitation agreement will be in effect.
Response: The Trust has updated these sections to reflect what currently is stated in footnote 3 to the Fees and Expenses table - the expense limitation agreement for the Acquiring Fund will be in effect at least until January 31, 2022.
Comment 2: For clarity, please move footnotes ‘2’ and ‘3’ in the Fees and Expenses table from the “Total annual fund operating expenses after fee waiver and/or expense reimbursement” line to the “Less: Fee Waiver and/or Expense Reimbursement.”
Response: The Trust has made the requested change.
Comment 3: Please add a “Total Annual Fund Operating Expenses” line to the Fee Table.
Response: The Trust has made the requested change.

Comment 4: Pursuant to Item 3(b) of Form N-14, please include an introductory, narrative paragraph highlighting the differences in the investment strategies, objectives, and risks of the Target Fund and Acquiring Fund.
Response: The Trust has added the requested disclosure to the beginning of the section titled “Summary Comparison of the Funds.”
Comment 5: In the sub-section of the N-14 prospectus titled “Repositioning of the USCA Premium Buy-Write Fund’s Portfolio Holdings,” please provide an estimate of the capital gains impact that may result from the anticipated sale of up to $5 million in Fund assets after the reorganization, even if the impact is not expected to be material.
Response: The Trust has added the requested estimate.
Accounting Comments
Comment 1: In the Expense Example table, please change the value under the “Three Years.” column to $498.
Response: The Trust has made the requested change.
Comment 2: Please consider including the financial data for the semi-annual period ended March 31, 2020 in the Financial Highlights table.
Response: The Trust has added the requested financial information.
Comment 3: Please confirm whether the fee waivers and expense reimbursements made in favor of the Target Fund that currently may be subject to recoupment by the Target Fund’s investment adviser will transfer to the Acquiring Fund. If so, please confirm (i) whether recoupment will be paid directly to the Acquiring Fund’s sub-adviser and (ii) that the Board of Trustees of the Acquiring Fund has determined that recoupment by the Target Fund’s investment adviser, in its capacity as the Acquiring Fund’s sub-adviser, is appropriate after termination of the Target Fund’s advisory agreement.
Response: The Trust confirms that the fee waivers and expense reimbursements made in favor of the Target Fund that currently may be subject to recoupment will no longer be available for recoupment after the Target Fund’s advisory agreement is terminated.

If you have any additional questions or require further information, please contact me at 626-914-7372.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios